Stockholm 07 08 08

RECEIVED
PROCESSING
2007
SECTION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

07026116

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SUPPL

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

dlw 8/22

Securitas Systems AB
**Address:** P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
**Phone:** +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

# Interim Report January-June 2007
## Continued good sales growth

**2007 compared with pro forma 2006**

- Sales during the first six months increased by 15 percent to MSEK 3,461 (3,012) and during the second quarter by 17 percent to MSEK 1,808 (1,540).
- Operating income before amortization increased by 4 percent during the first six months to MSEK 281 (269) and resulted in an operating margin of 8.1 percent (8.9). During the second quarter, the operating income before amortization increased by 4 percent to MSEK 160 (154). The operating margin before amortization during the second quarter amounted to 8.9 percent (10.0).
- The operating income after amortization increased during the first six months by 10 percent to MSEK 271 (247) and resulted in an operating margin of 7.8 percent (8.2). For the second quarter, the operating income after amortization amounted to MSEK 155 (149), an increase of 4 percent.
- Net income amounted to MSEK 190 (146) during the first six months and, during the second quarter, to MSEK 105 (89).
- Earnings per share increased during the first six months to SEK 0.52 (0.40) and, during the second quarter, to SEK 0.29 (0.24).

**2007 compared with 2006 (Combined financial statements)**

- Sales during the first six months increased by 15 percent to MSEK 3,461 (3,012) and, during the second quarter, by 17 percent to MSEK 1,808 (1,540).
- The operating income after amortization increased during the first six months by 17 percent to MSEK 271 (231) and resulted in an operating margin of 7.8 percent (7.7). For the second quarter, the operating income after amortization amounted to MSEK 155 (129), an increase of 21 percent.
- Net income amounted to MSEK 190 (118) during the first six months and, during the second quarter, to MSEK 105 (68).
- Earnings per share increased during the first six months to SEK 0.52 (0.32) and, during the second quarter, to SEK 0.29 (0.18).

- The outlook for 2007 is revised upwards. The organic sales growth for 2007 is expected to be somewhat better than during 2006.

| | Jan-Jun | Jan-Jun (Pro forma) | Jan-Jun | Apr-Jun | Apr-Jun (Pro forma) | Apr-Jun |
|---|---|---|---|---|---|---|
| **MSEK** | **2007** | **2006** | **2006** | **2007** | **2006** | **2006** |
| Sales | 3,461 | 3,012 | 3,012 | 1,808 | 1,540 | 1,540 |
| *Sales growth, %* | *15* | *11* | *11* | *17* | *7* | *7* |
| *Organic sales growth, %* | *14* | *7* | *7* | *14* | *4* | *4* |
| Operating income before amortization | 281 | 269 | 253 | 160 | 154 | 134 |
| *Operating margin before amortization, %* | *8.1* | *8.9* | *8.4* | *8.9* | *10.0* | *8.7* |
| Operating income after amortization | 271 | 247 | 231 | 155 | 149 | 129 |
| Income before taxes | 275 | 215 | 176 | 153 | 131 | 102 |
| Net income | 190 | 146 | 118 | 105 | 89 | 68 |
| Earnings per share, SEK | 0.52 | 0.40 | 0.32 | 0.29 | 0.24 | 0.18 |

## Comments from the CEO, Juan Vallejo

"I am satisfied that the sales growth continues. The 14 percent organic sales growth during the second quarter is good, and Mainland Europe is the main driver behind this increase. We are gaining market shares in both our segments. Our Anglo-Saxon segment has returned to profit after the loss in the first quarter. The strategy to increase the service element and broadening the customer portfolio remains. We are now focusing our efforts on a cost-reduction program to improve profitability in our US/UK/Ireland segment."

**For additional information contact:**
Juan Vallejo, CEO and President, +46 8 657 7600
Peter Ragnarsson, CFO, +46 8 657 7600
Åsa Larsson, Head of IR and Communications, +46 8 657 7433

**Press conference**
The press conference will be held in Securitas Systems' head office at Lindhagensplan 70 in Stockholm on August 8 2007 at 10 am, CET.

To follow the press conference by telephone (and ask questions) please call:

UK: + 44 (0) 208 817 9301
Sweden: +46 (0) 8 50 520 270

**Future reporting dates**
7 November 2007 Interim Report for January-September 2007

**Securitas Systems AB (publ)** is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defence, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,000. The company has about 5 400 employees and operates in 14 European countries and in the USA, Hong Kong and Australia. Systems is listed on the Nordic list (mid cap) within ticker SYSI. The ISIN code for the B-share is SE0001785197. For further information on Securitas Systems please visit the following website www.securitassystems.com.

Securitas Systems AB (publ)
**Address:** Box 12231, 102 26 Stockholm, **Visiting address:** Lindhagensplan 70
**Telephone:** +46 (0) 8 657 76 00, **Fax** +46 (0) 8 657 76 25, www.securitassystems.com

# Accounting principles and comparative figures

### Accounting principles

Securitas Systems' consolidated financial statements are based on International Financial Reporting Standards. The Group applies the same accounting principles and calculation methods in the interim reports as in Securitas Systems AB's Annual Report for 2006. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR31, Consolidated Interim Reports.

The financial statements of the Parent Company have been prepared in accordance with the Swedish Annual Accounts Act and the accounting standard RR 32:06, "Accounting for Legal Entities."

### Comparative figures for 2006

The process of forming and capitalizing the Securitas Systems Group was completed during 2006. The reporting for 2006 therefore included both pro forma statements and combined financial statements, according to the so-called "predecessor basis". The principles for how the pro forma statements and the combined financial statements were compiled are available in Securitas Systems' Annual Report for 2006 (see www.securitassystems.com). The difference between pro forma and predecessor, with regard to the income statement, is comprised, primarily, of the financial costs for loan financing, administrative costs and tax costs which Securitas Systems has as an independent, listed company. With regards to the balance sheet, the difference is primarily comprised of the capitalization of the Group. As the formation and capitalization of the Group was completed during the third quarter 2006, there is no difference between the balance sheets as of September 30 and December 31, on the basis of either the pro forma or combined financial statements.

In the quarterly reporting for 2007, the previous year's figures are stated in brackets. The combined financial statements for 2006 are Securitas Systems' formal statements and are, therefore, always presented as comparative figures. In certain cases, the pro forma statements are stated as comparative figures with the purpose of illustrating Securitas Systems' development in a clear manner. To enable comparison with all quarters during 2006, pro forma statements for 2006 are reproduced in Appendix 1 of this report.

All definitions are presented on page 20.

# Income statement in summary for the Group

| MSEK | Jan-Jun 2007 | Jan-Jun 2006 | Change % | Apr-Jun 2007 | Apr-Jun 2006 | Change % | Jan-Dec 2006 |
|---|---|---|---|---|---|---|---|
| Sales | 3,461 | 3,012 | 15 | 1,808 | 1,540 | 17 | 6,370 |
| *Organic sales growth, %* | *14* | *7* | | *14* | *4* | | *9* |
| Operating income before amortization | 281 | 253 | 11 | 160 | 134 | 20 | 635 |
| *Operating margin before amortization, %* | *8.1* | *8.4* | | *8.9* | *8.7* | | *10.0* |
| Operating income after amortization | 271 | 231 | 17 | 155 | 129 | 21 | 602 |
| *Operating margin after amortization* | *7.8* | *7.7* | | *8.6* | *8.3* | | *9.4* |
| Income before taxes | 275 | 176 | 56 | 153 | 102 | 51 | 491 |
| Net income | 190 | 118 | 60 | 105 | 68 | 55 | 337 |
| Earnings per share, SEK | 0.52 | 0.32 | 63 | 0.29 | 0.18 | 61 | 0.92 |

# Organic sales growth and operating margin per segment

**Jan-Jun 2007**

| MSEK | Organic sales growth, % | Operating income[1] | Change, operating income, %[1] | Operating margin, %[1] | Change, operating margin[1] |
|---|---|---|---|---|---|
| Mainland Europe | *14* | 310 | *16* | *12.0* | 0.0 |
| US/UK/Ireland | *13* | 17 | *-56* | *1.9* | -3.0 |
| Group | *14* | 281 | *11* | *8.1* | -0.3 |

**Apr-Jun 2007**

| MSEK | Organic sales growth, % | Operating income[1] | Change, operating income, %[1] | Operating margin, %[1] | Change, operating margin[1] |
|---|---|---|---|---|---|
| Mainland Europe | *16* | 166 | *20* | *12.1* | -0.1 |
| US/UK/Ireland | *9* | 19 | *-16* | *4.3* | -1.2 |
| Group | *14* | 160 | *20* | *8.9* | 0.2 |

[1] Before amortization

## The Group's sales and earnings

**January–June 2007**

Organic sales growth continued to improve and increased to 14 percent (7) during the first six months.

Operating income before amortization increased by 11 percent to MSEK 281 (253). Operating margin before amortization amounted to 8.1 percent (8.4).

Operating income after amortization increased by 17 percent to MSEK 271 (231). Operating margin after amortization amounted to 7.8 percent (7.7).

Sales have been negatively impacted during the first six months by changes in exchange rates amounting to MSEK 60. Operating income after amortization has been negatively impacted by changes in exchange rates amounting to MSEK 2.

**April–June 2007**

Organic sales growth continued to improve and increased during the first six months to 14 percent (4).

Operating income before amortization increased by 20 percent to MSEK 160 (134). Operating margin before amortization amounted to 8.9 percent (8.7).

Operating income after amortization increased by 21 percent to MSEK 155 (129). The operating margin after amortization amounted to 8.6 percent (8.3).

Sales have been negatively impacted during the first six months by changes in exchange rates amounting to MSEK 19. Operating income after amortization has been negatively impacted by changes in exchange rates amounting to MSEK 2.

## Financial goals

Securitas Systems has two main financial goals:

- An average yearly sales growth of over 10 percent, including acquisitions
- An average yearly return on capital employed that exceeds 20 percent

As of June 30, 2007 the sales growth amounted to 15 percent and return on capital employed amounted to 16 percent.

## Outlook for 2007

Organic sales growth for 2007 is expected to be somewhat better than 2006, and, at the same time, we anticipate that acquisition growth will be higher than in 2006.

**Previous outlook:**
Organic sales growth for 2007 is expected to be in line with 2006, and at the same time we anticipate that acquisition growth will be higher than during 2006.

## Development in the Group's segment

Securitas Systems' operations are divided into two different segments, Mainland Europe and US/UK/Ireland.

## Mainland Europe

Mainland Europe consists of the European market, excluding UK and Ireland. Systems' customers are primarily within banking, retail, industry, transport and logistics. Systems' market share in the segment is estimated at approximately 4 percent. The market is still fragmented and few players have the capability of coordinating installation and service across the whole of Europe. This means that Systems has a clear competitive advantage. The distribution between Systems' sales of installation/integration and services is approx. 55/45 in the segment. The development in the segment during the second quarter was good, with an organic sales growth amounting to 16 percent (2), and satisfactory margins. During the first six months, the previously announced acquisitions of the Italian company, CIS SpA, and the Swedish company, Larmassistans Teknik AB, were completed and the operations are now integrated in Systems (see page 9-10).

Systems' focus within this segment includes improving the margins through good organic sales growth, developing new service offerings within specific product areas, increasing the introduction of new customer segments and increasing sales of cross-border customer projects.

| | Jan-Jun | Jan-Jun | Apr-Jun | Apr-Jun | Jan-Dec |
|---|---|---|---|---|---|
| MSEK | 2007 | 2006 | 2007 | 2006 | 2006 |
| Sales | 2,586 | 2,222 | 1,363 | 1,125 | 4,614 |
| *Organic sales growth, %* | *14* | *6* | *16* | *2* | *7* |
| | | | | | |
| Operating income before amortization | 310 | 266 | 166 | 138 | 617 |
| *Operating margin before amortization, %* | *12.0* | *12.0* | *12.1* | *12.2* | *13.4* |
| Operating income after amortization | 305 | 261 | 163 | 135 | 608 |
| | | | | | |
| Operating capital employed | 1,014 | 681 | - | - | 851 |
| *Operating capital employed as % of sales* | *20* | *14* | - | - | *18* |
| Capital employed | 2,405 | 1,804 | - | - | 1,979 |

**January-June 2007**

Organic sales growth increased to 14 percent and sales increased to MSEK 2,856 (2,222), while, at the same time, operating income before amortization increased by 16 percent to MSEK 310 (266). Operating margin before amortization amounted to 12.0 percent (12.0).

**April-June 2007**

Organic sales growth increased to 16 percent and sales increased to MSEK 1,363 (1,125), while, at the same time, operating income before amortization increased by 20 percent to MSEK 166 (138). Operating margin before amortization amounted to 12.1 percent (12.2).

## US/UK/Ireland

Securitas Systems' Anglo-Saxon market segment comprises the US, UK and Ireland. Systems' customers are primarily within banking, retail and health care. Systems' market share in the segment is estimated at approximately 1 percent. The market, particularly the American one, is characterized by a traditionally lower proportion of service content compared with Mainland Europe. The distribution between Systems' sales of installation/integration and service is approximately 75/25 in the segment.

Within the segment, several measures have been implemented in order to recreate profitability. At the same time, different business units within the segment have been strengthened in order to grow with good profitability in the years to come. The most important measures implemented during the second quarter include the reduction in the use of subcontractors, as well as streamlining the follow-up process of installation projects.

Systems' focus is to secure a continued good and profitable order intake. In the US, the priority is to increase the element of service whilst in the UK focus lies on broadening the customer portfolio and establish other customer segments. With these measures, the strategy is to approach the present relation between installation/integration and service/monitoring as of the Group (60/40).

| | Jan-Jun | Jan-Jun | Apr-Jun | Apr-Jun | Jan-Dec |
|---|---|---|---|---|---|
| **MSEK** | **2007** | **2006** | **2007** | **2006** | **2006** |
| Sales | 850 | 768 | 432 | 406 | 1,707 |
| *Organic sales growth, %* | *13* | *8* | *9* | *8* | *15* |
| Operating income before amortization | 17 | 37 | 19 | 22 | 96 |
| *Operating margin before amortization, %* | *1.9* | *4.9* | *4.3* | *5.5* | *5.6* |
| Operating income after amortization | 12 | 21 | 16 | 20 | 72 |
| Operating capital employed | 341 | 282 | - | - | 310 |
| *Operating capital employed as % of sales* | *19* | *17* | - | - | *18* |
| Capital employed | 1,788 | 1,703 | - | - | 1,736 |

**January-June 2007**

Organic sales growth increased to 13 percent and sales to MSEK 850 (768). At the same time, operating income before amortization decreased by 56 percent to MSEK 17 (37). Operating margin before amortization amounted to 1.9 percent (4.9).

**April-June 2007**

Organic sales growth increased to 9 percent and sales to MSEK 432 (406). At the same time, operating income before amortization decreased by 16 percent to 19 MSEK (22). Operating margin before amortization amounted to 4.3 percent (5.5).

# Other information about the Group

## Operating cash flow

**January - June 2007**

Operating cash flow amounted to MSEK 178 (122). Investments in operational fixed assets amounted to MSEK 120 (112).

**April- June 2007**

Operating cash flow amounted to MSEK 47 (-16). Investments in operational fixed assets amounted to MSEK 53 (77).

| MSEK | Jan-Jun 2007 | Jan-Jun 2006 | Apr-Jun 2007 | Apr-Jun 2006 |
|---|---|---|---|---|
| Operating income before amortization | 281 | 253 | 160 | 134 |
| Investments in fixed assets | -120 | -112 | -53 | -77 |
| Reversal of depreciation and amortization | 75 | 66 | 39 | 28 |
| Net investments in fixed assets | -45 | -46 | -14 | -49 |
| Change in operating capital employed | -58 | -85 | -99 | -101 |
| **Operating cash flow** | **178** | **122** | **47** | **-16** |
| *Operating cash flow as % of operating income before amortization* | *63* | *48* | *29* | *-12* |

## Return on capital employed and capital employed

The Group's return on capital employed was 16 percent (18 percent as of December 31, 2006). The Group's operating capital employed amounted to MSEK 1,155 (988 as of December 31, 2006). This corresponds to 17 percent (15 percent as of December 31, 2006) of sales adjusted for full year sales in acquired companies.

Acquisitions increased the Group's goodwill by MSEK 215. Adjusted for positive translation differences of MSEK 38, the Group's total goodwill amounted to MSEK 2,675 (2,422 as of December 31, 2006).

Acquisitions increased the Group's acquisition related intangible assets by MSEK 35. After amortization of MSEK 10 and positive translation differences of MSEK 6, the acquisition related intangible assets amounted to MSEK 239 (208 as of December 31, 2006).

The Group's total capital employed amounted to MSEK 4,069 (3,617 as of December 31, 2006).

## Financing and liquidity

The Group's net debt amounted to MSEK 1,742 (1,384 as of 31 December, 2006) and equity amounted to MSEK 2,327 (MSEK 2,233 as of December 31, 2006). The net debt includes the discounted value of the estimated additional purchase price of acquisitions made during the first quarter 2007. Primarily the increase in the Group's net debt is due to the Group's liquid funds being used to finance the acquisitions during first quarter and to pay dividend to shareholders during the second quarter.

The Group's principal financing consists of a loan facility (Multicurrency Revolving Credit Facility) of SEK 3 billion, with a remaining duration of 4.3 years, with an option for a two year extension. The credit facility is intended to secure the Company's ongoing financing needs and strategic growth. Outstanding loans amounted to MSEK 1,955, in total, as of 30 June (1,942 as of 31 December, 2006), and have, primarily, been raised in Swedish kronor and Euros in line with the terms of the loan facility. The loan has a variable interest rate and with the aim to meet established fixed interest rate risk the duration has been adjusted with interest rate swap agreements in accordance with the established Treasury Policy. As of 30 June, the fixed interest term amounted to 17 months.

During the period the financial net amounted to MSEK 3 (-55) and, the second quarter, to MSEK -2 (-27). The first six months positive financial net is a result of the majority of Systems' external financing being in Swedish kronor, while internal loans and cash flows are in local currencies. Changes in exchange rates, with regard to Systems' most significant currencies against the Swedish krona, have impacted the net financial

income positively by MSEK 6, in total, during the second quarter. Additionally, the change in market value, attributable to incurred interest rate derivatives, has had a positive effect on net financial income.

## Significant risks and uncertainty factors

Operating risks are, primarily, attributable to risks inherent to assignments for clients, such as contract commitments, credit risks and responsibility risks in connection with the execution of the project. The Group's risk analysis model focuses on significant aspects in contract management and preventive measures for minimizing damages and protecting clients and employees. Current evaluation is conducted during negotiations and contract signing where the risk is, primarily, connected to the contracted assignment or in the event of personal injury in connection with the assignment. Insurance solutions are utilized to minimise any financial effects that may arise from damage claims connected, primarily, to responsibility and property issues.

The Group's financial operations shall, primarily, support business operations by securing financing, liquidity management and minimisation of the financial risk exposure which, in essence, comprises currency, interest and refinancing risks. All financial risk management is conducted in accordance with policies and guidelines which specify the mandate within which the Company's internal bank, Group Treasury, and the subsidiaries may act.

No significant risks are assessed to have arisen after the publication of the 2006 Annual Report. For further information regarding Systems' risk exposure and risk management, refer to pages 30-31 and Note 3 in the 2006 Annual Report.

## Tax

The Group's tax rate during the first six months was 30.8 percent (32.7). For the full year 2006, the tax rate was 31.4 percent.

## Transactions with associated companies

There have been no transactions, with a material impact on the Company, between Securitas Systems and associated companies.

## Acquisitions

Acquisition calculations are subject to final adjustment up to one year after the date of acquisition.

## Acquisitions January–June 2007

| (MSEK)<br>Company | Segment[1] | Included as of | Annual sales[2] | Acquisition price[3] | Enterprise value[4] | Good-will[5] | Acquisition related intangible assets |
|---|---|---|---|---|---|---|---|
| **Opening balance** | | | | | | **2,422** | **208** |
| Larmassistans Teknik Sverige AB | Mainland Europe | 1 Feb | 98 | 58 | 51 | 48 | 3 |
| CIS SpA | Mainland Europe | 31 Mar | 131 | 234 | 222 | 167 | 32 |
| **Total acquisitions Jan–June 2007** | | | | **292** | | **215** | **35** |
| Amortization of acquisition related intangible assets | | | | | | | -10 |
| Translation differences | | | | | | 38 | 6 |
| **Closing balance** | | | | | | **2,675** | **239** |

[1] Refers to segment with main responsibility for the acquisition/disposal
[2] Estimated annual sales in SEK at the time of the acquisition, at the exchange rate at the time of the transaction
[3] Price paid to the seller and estimated additional purchase price
[4] Acquisition price plus acquired net debt
[5] Total increase in the Group's goodwill, including the acquired company's reported goodwill

### Larmassistans Teknik Sverige AB

Larmassistans Teknik supplies electronic security systems to companies and authorities, and is particularly strong within the public sector and commercial properties sector in the Stockholm region. The company has approximately 100 employees. An estimated additional purchase price to be determined in 2010 is included in the total purchase price. The estimated total purchase price amounts to MSEK 58.

### CIS SpA

CIS Spa has over twenty year's experience within the security sector and is one of Italy's leading suppliers of integrated security and surveillance services to the banking sector. A payment of 75 percent of the shares in CIS SpA is included in the acquisition price as well as an estimated purchase price for the remaining 25 percent. Securitas Systems AB has a binding agreement to acquire the remaining 25 percent in 2011 and, therefore, reports a debt of MSEK 64. The estimated total acquisition price amounts to MSEK 234. CIS SpA is included in the Group as of March 31, 2007.

The acquisitions have contributed with MSEK 73 in sales and have had a positive impact on operating results.

## The Parent Company

Net sales for Securitas Systems AB during the first six months amounted to MSEK 77 (57). Income after financial items for the first six months amounted to MSEK 301 (146). Cash and cash equivalents amounted to MSEK 81 (126 as of 31 December 2006). The Parent Company has, during the first six months, invested MSEK 292 (2,428) in shares in subsidiaries and MSEK 0 (0) in equipment.

In accordance with decisions made at the Annual General Meeting on 9 May 2007, the Parent Company has, during the second quarter, distributed SEK 0.40 per share, which corresponds to a total of MSEK 146. Additionally, The Parent Company has, in accordance with decisions made at the Annual General Meeting, issued warrants. For further information, please see below under Warrants Program 2007/2012.

## Other information

### Incentive Program 2007/2012

The Annual General Meeting on 9 May 2007 decided on the introduction of a global incentive program comprising senior management and key personnel within the Securitas Systems Group ("Incentive program 2007/2012").

In all, approximately 100 employees and key personnel registered an interest in participating in the program. The warrant program was oversubscribed by approximately 40 percent and the allocation of warrants was proportionally reduced.

The incentive program 2007/2012 includes 5,000,000 subscription warrants. Each subscription warrant entitles the holder the right to purchase one new B share in Securitas Systems AB at a subscription price of SEK 30 per share. The duration for the subscription of shares extends from 30 June 2007 until 30 June 2012.

Due to the global scope of the incentive program, the practical implementation was delayed from the original time schedule. Since the measurement period should be in connection to the application period the original measurement period was changed from 15 - 22 May, 2007 to 13 -14 June, 2007.

The transfer of subscription warrants was conducted at a price of SEK 3.40 per warrant. The price, which was determined by an independent valuation institute, corresponds to the market value of the subscription warrants, applying the Black & Scholes model based on the current valuation components during the measurement period from 13 June to 14 June 2007.

At full utilization of the subscription warrants, the share capital may increase by a total of maximum SEK 5,000,000, which corresponds to 1.37 percent of the Company's current share capital and, approximately, 0.96 percent of the number of votes.

### New members of the Board

At the Annual General Meeting on May 9, Ulrik Svensson and Anders Böös were elected as new members of the Board.

The Board of Directors and the CEO declare that the undersigned first six month report provides a true and fair overview of the Parent Company's and the Group's operations, their financial position and performance, as well as describing material risks and uncertainties facing the Parent Company and other companies in the Group.

Stockholm August 8, 2007

Securitas Systems AB (publ)

| | | |
|---|---|---|
| Melker Schörling<br>Chairman of the Board | Carl Douglas<br>Member of the Board | Tomas Franzén<br>Member of the Board |
| Eva Lindqvist<br>Member of the Board | Anders Böös<br>Member of the Board | Ulrik Svensson<br>Member of the Board |
| Laila Lindberg<br>Employee representative | Mikael Olsson<br>Employee representative | Juan Vallejo<br>Member of the Board<br>CEO and President |

This report has not been reviewed by the Company's auditor.

*Securitas Systems discloses the information provided herein pursuant to the Swedish Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at CET 8.30 AM on 8 August, 2007.*

# Consolidated income statement

| MSEK | Jan-Jun 2007 | Jan-Jun 2006 | Apr-Jun 2007 | Apr-Jun 2006 | Jan-Dec 2006 |
|---|---|---|---|---|---|
| **Sales** | **3,461.1** | **3,011.8** | **1,808.2** | **1,540.4** | **6,369.9** |
| Cost of goods sold[1] | -2,263.7 | -1,908.0 | -1,176.9 | -977.8 | -4,017.6 |
| **Gross income** | **1,197.4** | **1,103.8** | **631.3** | **562.6** | **2,352.3** |
| Selling and administrative expenses[1] | -916.5 | -850.9 | -470.9 | -428.8 | -1,717.2 |
| **Operating income before amortization** | **280.9** | **252.9** | **160.4** | **133.8** | **635.1** |
| Amortization on acquisition related intangible assets | -9.5 | -8.3 | -5.3 | -4.1 | -17.8 |
| Acquisition related restructuring expenses | - | -13.6 | - | -1.1 | -15.5 |
| **Operating income after amortization** | **271.4** | **231.0** | **155.1** | **128.6** | **601.8** |
| Financial income and expenses | 3.3 | -55.2 | -2.3 | -27.1 | -111.0 |
| **Income before taxes** | **274.7** | **175.8** | **152.8** | **101.5** | **490.8** |
| Taxes | -84.6 | -57.4 | -47.3 | -33.6 | -154.1 |
| **Net income for the period** | **190.1** | **118.4** | **105.5** | **67.9** | **336.7** |

| **Of which attributable to:** | | | | | |
|---|---|---|---|---|---|
| Shareholders in the Parent Company | 189.5 | 117.7 | 105.3 | 67.4 | 334.9 |
| Minority interests | 0.6 | 0.7 | 0.2 | 0.5 | 1.8 |
| Earnings per share before dilution, SEK | 0.52 | 0.32 | 0.29 | 0.18 | 0.92 |
| Earnings per share after dilution, SEK | 0.52 | 0.32 | 0.29 | 0.18 | 0.92 |

| **[1]Of which depreciation and amortization on:** | | | | | |
|---|---|---|---|---|---|
| Tangible fixed assets | -64.3 | -56.6 | -33.0 | -23.3 | -114.3 |
| Intangible assets (excluding amortization on acquisition related intangible assets) | -10.4 | -9.2 | -5.5 | -4.5 | -18.2 |
| **Total depreciation and amortization (excluding amortization on acquisition related intangible assets)** | **-74.7** | **-65.8** | **-38.5** | **-27.8** | **-132.5** |

| **Key ratios** | | | | | |
|---|---|---|---|---|---|
| Sales growth, % | 15 | 11 | 17 | 7 | 10 |
| Organic sales growth, % | 14 | 7 | 14 | 4 | 9 |
| Operating margin before amortization, % | 8.1 | 8.4 | 8.9 | 8.7 | 10.0 |
| Operating margin after amortization, % | 7.8 | 7.7 | 8.6 | 8.3 | 9.4 |
| Net margin, % | 5.5 | 4.0 | 5.8 | 4.4 | 5.3 |

For definitions, see page 20.

# Consolidated balance sheet

| MSEK | 30 Jun 2007 | 30 Jun 2006 | 31 Dec 2006 |
|---|---|---|---|
| **ASSETS** | | | |
| **Fixed assets** | | | |
| Intangible assets | 3,002.1 | 2,672.6 | 2,697.9 |
| Tangible assets | 391.3 | 322.5 | 341.0 |
| Deferred tax assets | 56.4 | 29.2 | 27.8 |
| Financial assets | 0.8 | 1.0 | 0.9 |
| Other receivables | 20.5 | 13.1 | 15.3 |
| **Total fixed assets** | **3,471.1** | **3,038.4** | **3,082.9** |
| | | | |
| **Current assets** | | | |
| Inventories | 230.5 | 197.1 | 203.1 |
| Accounts receivables and other receivables | 2,236.3 | 1,852.5 | 2,080.7 |
| Other interest-bearing current assets | - | 138.4 | - |
| Cash equivalents | 407.8 | 293.9 | 637.1 |
| **Total current assets** | **2,874.6** | **2,481.9** | **2,920.9** |
| **TOTAL ASSETS** | **6,345.7** | **5,520.3** | **6,003.8** |

| | | | |
|---|---|---|---|
| **EQUITY** | | | |
| Capital and reserves attributable to the shareholders of the Parent Company | 2,322.1 | 934.4 | 2,226.5 |
| Minority interests | 5.3 | 10.1 | 6.3 |
| **Total equity** | **2,327.4** | **944.5** | **2,232.8** |
| | | | |
| **LIABILITIES** | | | |
| | | | |
| **Long-term liabilities** | | | |
| Borrowing | 2,004.5 | 5.5 | 1,956.3 |
| Other interest-bearing liabilities | 90.5 | - | - |
| Deferred income tax liabilities | 143.2 | 89.4 | 96.7 |
| Pension commitments | 43.2 | 29.3 | 42.2 |
| Other liabilities | 35.1 | 47.4 | 36.8 |
| **Total long-term liabilities** | **2,316.5** | **171.6** | **2,132.0** |
| **Current liabilities** | | | |
| Borrowing | 53.2 | 2,913.2 | 66.1 |
| Liabilities concerning Intra-Group restructuring measures | 2.1 | - | - |
| Accounts payable and other liabilities | 1,646.5 | 1,491.0 | 1,572.9 |
| **Total current liabilities** | **1,701.8** | **4,404.2** | **1,639.0** |
| **TOTAL EQUITY AND LIABILITIES** | **6,345.7** | **5,520.3** | **6,003.8** |

## The Group's capital employed and financing

| MSEK | 30 Jun 2007 | 30 Jun 2006 | 31 Dec 2006 |
|---|---|---|---|
| Operating capital employed | 1,154.8 | 811.0 | 987.7 |
| Goodwill | 2,675.4 | 2,406.8 | 2,421.6 |
| Acquisition related intangible assets | 238.9 | 212.1 | 207.9 |
| **Capital employed** | **4,069.1** | **3,429.9** | **3,617.2** |
| Net debt | 1,741.7 | 2,485.4 | 1,384.4 |
| Equity | 2,327.4 | 944.5 | 2,232.8 |

| Key ratios | 30 Jun 2007 | 30 Jun 2006 | 31 Dec 2006 |
|---|---|---|---|
| Operating capital employed as % of sales | 17 | 13 | 15 |
| Return on capital employed, % | 16 | 19 | 18 |
| Net debt/equity ratio, times | 0.75 | 2.63 | 0.62 |
| Equity/assets ratio | 37 | 17 | 37 |

For definitions, see page 20.

## Consolidated cash flow statement

| MSEK | Jan-Jun 2007 | Jan-Jun 2006 | Apr-Jun 2007 | Apr-Jun 2006 | Jan-Dec 2006 |
|---|---|---|---|---|---|
| Cash flow before changes in working capital | 258.4 | 214.1 | 183.5 | 116.6 | 578.7 |
| Changes in working capital | -81.7 | 37.0 | -140.7 | 31.7 | -249.6 |
| **Cash flow from operating activities** | **176.7** | **251.2** | **42.8** | **148.3** | **329.1** |
| Cash flow from investing activities | -390.4 | -114.8 | -48.3 | -100.7 | -297.2 |
| *Of which acquisition of subsidiaries/operations* | *-268.9*[1] | *-41.7* | - | *-36.9* | *-86.2* |
| Cash flow from financing activities | -21.3 | -197.8 | -167.7 | -219.1 | 223.2 |
| **Cash flow for the period** | **-235.0** | **-61.4** | **-173.2** | **-171.5** | **255.1** |
| **Cash equivalents at the beginning of the period** | **637.1** | **365.4** | **583.0** | **475.0** | **365.4** |
| Cash flow for the period | -235.0 | -61.4 | -173.2 | -171.5 | 255.1 |
| Exchange rate differences in cash equivalents | 5.7 | -10.1 | -2.0 | -9.6 | 16.6 |
| **Cash equivalents at the end of the period** | **407.8** | **293.9** | **407.8** | **293.9** | **637.1** |

### [1]Specification of all acquired net assets and goodwill January – June 2007

| MSEK | Accounted value for acquisitions | Adjustment to real value | Real value Acquisition balance |
|---|---|---|---|
| Intangible assets | 1.3 | 34.7 | 36.0 |
| Tangible fixed assets | 11.0 | 0.0 | 11.0 |
| **Accounts receivables** | **61.4** | **0.0** | **61.4** |
| Other assets | 26.4 | 0.0 | 26.4 |
| *Other liabilities* | *-61.0* | *-14.2* | *-75.1* |
| Net debt | 17.6 | 0.0 | 17.6 |
| **Identifiable net assets** | **56.7** | **20.5** | **77.2** |
| Goodwill | | | 214.5 |
| **Purchase price** | | | **291.7** |
| Acquisition related cash equivalents | - | - | -22.8 |
| **Total effect on Group cash equivalents** | - | - | **268.9** |

## The Group's statement of income and expenses recognised in equity

| MSEK | 30 Jun 2007 | | | 30 Jun 2006 | | |
|---|---|---|---|---|---|---|
| | Attributable to the Parent Company's shareholders | Minority interest | Total | Attributable to the Parent Company's shareholders | Minority interest | Total |
| **Income and expenses reported directly in equity** | | | | | | |
| Actuarial gains and losses net | -1.0 | - | -1.0 | 8.1 | - | 8.1 |
| Translation differences | 36.5 | 0.1 | 36.6 | -21.0 | -0.0 | -21.0 |
| **Total income and expenses recognised directly in equity** | **35.5** | **0.1** | **35.6** | **-12.9** | **-0.0** | **-12.9** |
| Net income for the period | 189.5 | 0.6 | 190.1 | 117.7 | 0.7 | 118.4 |
| **Total income and expenses for the period** | **225.0** | **0.7** | **225.7** | **104.8** | **0.7** | **105.5** |

## Effects of changes in consolidated equity

| MSEK | 30 Jun 2007 | | | 30 Jun 2006 | | |
|---|---|---|---|---|---|---|
| | Attributable to the Parent Company's shareholders | Minority interest | Total | Attributable to the Parent Company's shareholders | Minority interest | Total |
| **Opening balance, Jan 1** | **2,226.5** | **6.3** | **2,232.8** | **-1,518.2** | **9.5** | **-1,508.7** |
| **Total income and expenses reported directly in equity** | **35.5** | **0.1** | **35.6** | **-12.9** | **-0.0** | **-12.9** |
| Net income for the period | 189.5 | 0.6 | 190.1 | 117.7 | 0.7 | 118.4 |
| **Total capital changes excluding transactions with the Company's owner** | **225.0** | **0.7** | **225.7** | **104.8** | **0.7** | **105.5** |
| Group contribution, dividends and similar items[1] | - | - | - | 55.8 | - | 55.8 |
| Shareholder's contribution received from Securitas AB[2] | - | - | - | 2,329.3 | - | 2,329.3 |
| Dividend to Securitas AB[2] | - | - | - | -37.3 | - | -37.3 |
| Acquisition of minority | - | - | - | - | 0.6 | 0.6 |
| Dividend to minority | - | -1.7 | -1.7 | - | -0.7 | -0.7 |
| Warrants | 16.6 | - | 16.6 | - | - | - |
| Paid-out dividend | -146.0 | - | -146.0 | - | - | - |
| **Closing balance** | **2,322.1** | **5.3** | **2,327.4** | **934.4** | **10.1** | **944.5** |

[1] Refers to transactions made directly against equity between Systems' companies and other companies within the Securitas Group

[2] Securitas AB was, until listing on 29 September 2006, the Parent Company of Securitas Systems AB

## The Group's data per share

| | Jan-Jun | Jan-Jun | Jan-Dec |
|---|---|---|---|
| SEK | 2007 | 2006 | 2006 |
| Share price at the close of the period | 23,40 | - | 27,70 |
| Dividend | 0,40 | 0,10 | 0,10 |
| Result after taxes | 0,52 | 0,32 | 0,92 |
| Number of outstanding shares | 365 058 897 | 365 058 897 | 365 058 897 |
| Average number of shares | 365 058 897 | 365 058 897 | 365 058 897 |

## The Group's segment overview January - June

| | Mainland Europe | | US/UK/Ireland | | Other | | Eliminations | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|
| MSEK | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Sales, external | 2,586.0 | 2,222.3 | 850.3 | 768.5 | 24.8 | 21.0 | - | - | 3,461.1 | 3,011.8 |
| Sales, internal | 0.3 | - | - | - | 11.7 | 15.9 | -12.0 | -15.9 | - | - |
| **Sales** | **2,586.3** | **2,222.3** | **850.3** | **768.5** | **36.5** | **36.9** | **-12.0** | **-15.9** | **3,461.1** | **3,011.8** |
| *Organic sales growth, %* | *14* | *6* | *13* | *8* | - | - | - | - | *14* | *7* |
| Operating profit before amortization | 309.5 | 266.0 | 16.5 | 37.4 | -45.1 | -50.5 | - | - | 280.9 | 252.9 |
| *Operating margin before amortization, %* | *12.0* | *12.0* | *1.9* | *4.9* | - | - | - | - | *8.1* | *8.4* |
| Amortization on acquisition related intangible assets | -4.9 | -3.9 | -4.6 | -4.4 | - | - | - | - | -9.5 | -8.3 |
| Acquisition related restructuring expenses | - | -1.2 | - | -12.4 | - | - | - | - | - | -13.6 |
| **Operating profit after amortization** | **304.6** | **261.0** | **11.9** | **20.5** | **-45.1** | **-50.5** | - | - | **271.4** | **231.0** |
| Operating capital employed | 1,014.4 | 681.0 | 340.7 | 282.2 | -200.3 | -152.0 | - | - | 1,154.8 | 811.0 |
| *Operating capital employed as % of sales* | *20* | *14* | *19* | *17* | - | - | - | - | *17* | *13* |
| Goodwill | 1,300.3 | 1,062.7 | 1,298.3 | 1,269.5 | 76.8 | 74.6 | - | - | 2,675.4 | 2,406.8 |
| Acquisition related intangible assets | 90.3 | 60.6 | 148.6 | 151.5 | - | - | - | - | 238.9 | 212.1 |
| **Capital employed** | **2,405.0** | **1,804.2** | **1,787.6** | **1,703.1** | **-123.5** | **-77.4** | - | - | **4,069.1** | **3,429.9** |

# Consolidated income statement per quarter 2007

| MSEK | Jan-Mar | Apr-Jun | Jul-Sep | Oct-Dec |
|---|---|---|---|---|
| **Sales** | **1,652.9** | **1,808.2** | - | - |
| Cost of goods sold | -1,086.8 | -1,176.9 | - | - |
| **Gross income** | **566.1** | **631.3** | - | - |
| Selling and administrative expenses | -445.6 | -470.9 | - | - |
| **Operating income before amortization** | **120.5** | **160.4** | - | - |
| Amortization on acquisition related intangible assets | -4.2 | -5.3 | - | - |
| Acquisition related restructuring expenses | - | - | - | - |
| **Operating income after amortization** | **116.3** | **155.1** | - | - |
| Financial income and expenses | 5.6 | -2.3 | - | - |
| **Income before taxes** | **121.9** | **152.8** | - | - |
| Taxes | -37.3 | -47.3 | - | - |
| **Net income for the period** | **84.6** | **105.5** | - | - |

# The Parent Company's financial accounts

## The Parent Company's income statement

| MSEK | Jan-Jun 2007 | Jan-Jun 2006 | Jan-Dec 2006 |
|---|---|---|---|
| Net sales | 77.4 | 57.4 | 85.8 |
| Other operating income | - | - | 4.1 |
| Other operating costs | -44.2 | -56.9 | -103.8 |
| **Operating income** | **33.2** | **0.5** | **-13.9** |
| Income from financial items | | | |
| Income from participations in Group companies | 214.3 | 146.0 | 290.5 |
| Other interest income and similar profit/loss items | 114.9 | 0.8 | 47.8 |
| Interest expenses and similar profit/loss items | -61.3 | -1.2 | -47.5 |
| **Income after financial items** | **301.1** | **146.1** | **276.9** |
| Appropriations | -42.2 | -27.4 | -49.9 |
| **Income before tax** | **258.9** | **118.7** | **227.0** |
| Tax | -38.6 | -23.0 | -55.8 |
| **Income for the year** | **220.3** | **95.7** | **171.2** |

During the first six months of 2006, the Company was being established and did not have any employees. The costs for the period comprised, primarily, of services purchased from Securitas AB.

## The Parent Company's balance sheet

| MSEK | 30 Jun 2007 | 31 Dec 2006 |
|---|---|---|
| **ASSETS** | | |
| Fixed assets | 8,900.4 | 8,505.7 |
| Current assets | 961.4 | 1.184.5 |
| **TOTAL ASSETS** | **9,861.8** | **9,690.2** |
| | | |
| EQUITY | 7,523.5 | 7,400.4 |
| Untaxed reserves | 92.1 | 49.9 |
| | | |
| **LIABILITIES** | | |
| Long-term liabilities | 2,052.5 | 1,941.8 |
| Current liabilities | 193.7 | 298.1 |
| **TOTAL EQUITY AND LIABILITIES** | **9,861.8** | **9,690.2** |

## The Group's organic sales growth and currency changes

The calculation of organic sales growth and specification of changes in exchange rates on operating income before and after amortization appears below:

| MSEK | Jan-Jun | | |
|---|---|---|---|
| **Sales** | **2007** | **2006** | **%** |
| Sales | 3,461.1 | 3,011.8 | *15* |
| Acquisitions/disposals | -98.5 | - | |
| Exchange rate changes from 2006 | 60.0 | - | |
| **Organic sales** | **3,422.6** | **3,011.8** | ***14*** |

| **Operating income before amortization** | **2007** | **2006** | **%** |
|---|---|---|---|
| Operating income before amortization | 280.9 | 252.9 | *11* |
| Exchange rate changes from 2006 | 2.6 | - | |
| **Operating income before amortization** | **283.5** | **252.9** | ***12*** |

| **Operating income after amortization** | **2007** | **2006** | **%** |
|---|---|---|---|
| Operating income after amortization | 271.4 | 231.0 | *17* |
| Exchange rate changes from 2006 | 1.9 | - | |
| **Operating income after amortization** | **273.3** | **231.0** | ***18*** |

| | Apr-Jun | | |
|---|---|---|---|
| **Sales** | **2007** | **2006** | **%** |
| Sales | 1,808.2 | 1,540.4 | *17* |
| Acquisitions/disposals | -69.9 | - | |
| Exchange rate changes from 2006 | 18.7 | - | |
| **Organic sales** | **1,757.0** | **1,540.4** | ***14*** |

| **Operating income before amortization** | **2007** | **2006** | **%** |
|---|---|---|---|
| Operating income before amortization | 160.4 | 133.8 | *20* |
| Exchange rate changes from 2006 | 1.5 | - | |
| **Operating income before amortization** | **161.9** | **133.8** | ***21*** |

| **Operating income after amortization** | **2007** | **2006** | **%** |
|---|---|---|---|
| Operating income after amortization | 155.1 | 128.6 | *21* |
| Exchange rate changes from 2006 | 2.1 | - | |
| **Operating income after amortization** | **157.2** | **128.6** | ***22*** |

# Definitions

**Capital employed:** Non-interest-bearing fixed and current assets less non-interest-bearing long-term and current liabilities.

**Combined financial statements:** The financial statements for 2006 are presented as if the operations were formed on 1 January 2005. The transfer of operations from Securitas AB to Securitas Systems was conducted at the book value reported in the Securitas Group, according to predecessor basis.

**Earnings per share:** Net income for the period attributable to shareholders divided by the number of shares.

**Equity/assets ratio:** Equity as a percentage of total assets.

**Net debt:** Long-term and short-term interest-bearing borrowings less interest-bearing fixed and current assets.

**Net debt/equity ratio:** Net debt divided by equity.

**Net margin:** Net result as a percentage of sales.

**Operating capital employed:** Capital employed less goodwill, acquisition related intangible assets and participations in associated companies.

**Operating capital employed as a % of total sales:** Operational capital employed as a percentage of total sales adjusted for full-year sales of acquired units.

**Operating income after amortization:** Operating income after amortization on acquisition related intangible assets and acquisition related restructuring expenses and depreciation and amortization on tangible assets and other intangible assets.

**Operating income before amortization:** Operating income before amortization on acquisition related intangible assets and acquisition related restructuring expenses, but after depreciation and amortization of tangible assets and other intangible assets.

**Organic sales growth:** Sales adjusted for acquisitions/disposals and changes in exchange rates as a percentage of the previous year's total sales.

**Operating margin before amortization:** Operating income before amortization as a percentage of total sales.

**Operating margin after amortization:** Operating income after amortization as a percentage of total sales.

**Return on capital employed:** Operating income before amortization (rolling 12 months) as a percentage of capital employed.

# Appendix 1

# Pro forma quarterly reporting 2006

## Consolidated income statement pro forma 2006

| MSEK | Jan-Mar | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Dec |
|---|---|---|---|---|---|
| **Sales** | **1,471.4** | **1,540.4** | **1,500.5** | **1,857.6** | **6,369.9** |
| Cost of goods sold[1] | -930.2 | -977.8 | -939.0 | -1,170.6 | -4,017.6 |
| **Gross income** | **541.2** | **562.6** | **561.5** | **687.0** | **2,352.3** |
| Selling and administrative expenses[1] | -426.0 | -408.9 | -423.0 | -431.3 | -1,689.2 |
| **Operating income before amortization** | **115.2** | **153.7** | **138.5** | **255.7** | **663.1** |
| Amortization on acquisition related intangible assets | -4.2 | -4.1 | -4.3 | -5.2 | -17.8 |
| Acquisition related restructuring expenses | -12.5 | -1.1 | -0.8 | -1.1 | -15.5 |
| **Operating income after amortization** | **98.5** | **148.5** | **133.4** | **249.3** | **629.8** |
| Financial income and expenses | -14.8 | -17.3 | -18.4 | -30.5 | -81.0 |
| **Income before taxes** | **83.7** | **131.2** | **115.0** | **218.8** | **548.8** |
| Taxes | -26.6 | -42.1 | -36.8 | -66.7 | -172.3 |
| **Net income for the period** | **57.1** | **89.1** | **78.2** | **152.1** | **376.5** |

| **Of which attributable to:** | | | | | |
|---|---|---|---|---|---|
| Shareholders in the Parent Company | 56.9 | 88.6 | 77.6 | 151.6 | 374.7 |
| Minority interests | 0.2 | 0.5 | 0.6 | 0.5 | 1.8 |
| Earnings per share before dilution, SEK | 0.16 | 0.24 | 0.21 | 0.42 | 1.03 |
| Earnings per share after dilution, SEK | 0.16 | 0.24 | 0.21 | 0.42 | 1.03 |

| **[1]Of which amortization:** | | | | | |
|---|---|---|---|---|---|
| Tangible fixed assets | -33.3 | -23.3 | -30.2 | -27.5 | -114.3 |
| intangible assets (excluding amortization on acquisition related intangible assets ) | -4.7 | -4.5 | -4.5 | -4.5 | -18.2 |
| **Total amortization (excluding amortization on acquisition related intangible assets)** | **-38.0** | **-27.8** | **-34.7** | **-32.0** | **-132.5** |

| **Key ratios** | | | | | |
|---|---|---|---|---|---|
| Sales growth, % | 17 | 7 | 9 | 8 | 10 |
| Organic sales growth, % | 10 | 4 | 8 | 14 | 9 |
| Operating margin before amortization, % | 7.8 | 10.0 | 9.2 | 13.8 | 10.4 |
| Operating margin after amortization, % | 6.7 | 9.6 | 8.9 | 13.4 | 9.9 |

# Appendix 1

## Consolidated balance sheet pro forma 2006

| MSEK | Mar 31 | Jun 30 | Sep 30 | Dec 31 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Fixed assets** | | | | |
| Intangible assets | 2,698.3 | 2,672.6 | 2,711.5 | 2,697.9 |
| Tangible assets | 285.7 | 322.5 | 339.6 | 341.0 |
| Deferred tax assets | 21.9 | 29.2 | 65.8 | 27.8 |
| Financial assets | 1.3 | 1.0 | 3.1 | 0.9 |
| Other receivables | 5.0 | 13.1 | 14.9 | 15.3 |
| **Total fixed assets** | **3,012.2** | **3,038.4** | **3,134.9** | **3,082.9** |
| | | | | |
| **Current assets** | | | | |
| Inventories | 191.6 | 197.1 | 198.8 | 203.1 |
| Accounts receivables and other receivables | 1,851.5 | 1,852.5 | 1,993.0 | 2,080.7 |
| Other interest-bearing current assets | 81.0 | 138.4 | - | - |
| Cash equivalents | 757.5 | 293.9 | 515.1 | 637.1 |
| **Total current assets** | **2,881.6** | **2,481.9** | **2,706.9** | **2,920.9** |
| **TOTAL ASSETS** | **5,893.8** | **5,520.3** | **5,841.8** | **6,003.8** |

| | | | | |
|---|---|---|---|---|
| **EQUITY** | | | | |
| Capital and reserves that can be attributed to the Parent Company's shareholders | 2,020.8 | 2,044.4 | 2,136.4 | 2,226.5 |
| Minority interest | 10.6 | 10.1 | 10.7 | 6.3 |
| **Total equity** | **2,031.4** | **2,054.5** | **2,147.1** | **2,232.8** |
| | | | | |
| **LIABILITIES** | | | | |
| **Long-term liabilities** | | | | |
| Borrowing | 4.0 | 5.5 | 1,969.6 | 1,956.3 |
| Deferred tax liabilities | 85.8 | 89.4 | 105.7 | 96.7 |
| Pension commitments | 32.6 | 29.3 | 29.1 | 42.2 |
| Other long-term liabilities | 44.0 | 47.4 | 43.2 | 37.8 |
| **Total long-term liabilities** | **166.4** | **171.6** | **2,147.6** | **2,132.0** |
| **Current liabilities** | | | | |
| Borrowing | 1,563.4 | 1,803.2 | 73.6 | 66.1 |
| Liabilities concerning Intra-Group restructuring measures | 533.3 | - | - | - |
| Accounts payable and other liabilities | 1,599.3 | 1,491.0 | 1,473.5 | 1,572.9 |
| **Total current liabilities** | **3,696.0** | **3,294.2** | **1,547.1** | **1,639.0** |
| **TOTAL EQUITY AND LIABILITIES** | **5,893.8** | **5,520.3** | **5,841.8** | **6,003.8** |

# Appendix 1

## Consolidated operating cash flow pro forma 2006

| MSEK | Jan-Mar | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Dec |
|---|---|---|---|---|---|
| Operating incomer before amortization | 115,2 | 153,7 | 138,5 | 255,7 | 663,1 |
| Investments in fixed assets | -35,1 | -76,6 | -61,3 | -36,7 | -209,7 |
| Reversal of depreciation and amortization | 38,0 | 27,5 | 34,5 | 32,5 | 132,5 |
| Net investments in fixed assets | 2,9 | -49,1 | -26,8 | -4,2 | -77,2 |
| Changes in operating capital employed | 16,5 | -100,9 | -37,0 | -27,8 | -149,2 |
| **Operating cash flow** | **134,6** | **3,7** | **74,7** | **223,7** | **436,7** |

END